UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

The Container Store Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

210751103

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2013

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210751103	Schedule 13D	Page 2 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): PN

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 3 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): PN

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 4 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): TCS Co-Invest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 5 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 6 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 7 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): PN

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 8 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): CO

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 9 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): IN

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 10 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Timothy J. Flynn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): IN

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 11 of 23 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO(1)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,747,742 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,747,742 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,747,742 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

66.2% beneficial ownership of the voting stock based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424(b)(3) prospectus filed by the Issuer on October 31, 2013.

(14)	Type of Reporting Person (See Instructions): IN

(1)	Existing preferred shares converted to common shares in the IPO.

CUSIP No. 210751103	Schedule 13D	Page 12 of 23 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of The Container Store Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 500 Freeport Parkway, Coppell, Texas 75019.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), TCS Co-Invest, LLC, a Delaware limited liability company (“Co-Invest” and, together with GEI V and GEI Side V, the “Investors”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Jonathan D. Sokoloff, Timothy J. Flynn and J. Kristofer Galashan (all of the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

GEI V is the record owner of 20,952,262 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 6,285,164 shares of Common Stock as of the date of this statement. Co-Invest is the record owner of 269,118 shares of Common Stock as of the date of this statement. GEI V’s principal business is to pursue investments, and GEI Side V is an affiliated fund of GEI V. Co-Invest’s principal business is to invest in the equity of the Issuer. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital, and the manager of Co-Invest. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V, GEI Side V and Co-Invest, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI V, GEI Side V and Co-Invest. As such, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of Common Stock.

CUSIP No. 210751103	Schedule 13D	Page 13 of 23 Pages

Jonathan D. Sokoloff, Timothy J. Flynn, and J. Kristofer Galashan directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI V, GEI Side V, Co-Invest, Capital, Holdings, LGP and/or LGPM. Mr. Sokoloff is a director of the Issuer and a managing partner of LGP and may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI V, GEI Side V and Co-Invest. Mr. Flynn is a director of the Issuer and a partner of LGP and may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI V, GEI Side V and Co-Invest. Mr. Galashan is a director of the Issuer and a principal of LGP and may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI V, GEI Side V and Co-Invest. As such, Messrs. Sokoloff, Flynn, and Galashan may be deemed to have shared beneficial ownership over such shares of Common Stock. Messrs. Sokoloff, Flynn, and Galashan, however, disclaim beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI V, GEI Side V, Co-Invest, Capital, Holdings, LGP or LGPM.

Jonathan D. Sokoloff is a managing partner of LGP and a member of the board of directors of the Issuer.

Timothy J. Flynn is a partner of LGP and a member of the board of directors of the Issuer.

J. Kristofer Galashan is a principal of LGP and a member of the board of directors of the Issuer.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

CUSIP No. 210751103	Schedule 13D	Page 14 of 23 Pages

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff, Flynn, and Galashan, is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than Todd M. Purdy, Michael Kirton, and Mr. Galashan, is a United States citizen. Each of Messrs. Purdy, Kirton, and Galashan is a Canadian citizen.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule 2, which is incorporated herein by reference (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 15, 2007, certain of the Reporting Persons purchased shares of 12% Senior Cumulative Preferred Stock, par value $0.01 per share (the “Senior Preferred Stock”), and shares of 12% Junior Cumulative Preferred Stock, par value $0.01 per share (the “Junior Preferred Stock,” and collectively with the Senior Preferred Stock, the “Preferred Stock”) of the Issuer.

Following the closing of the Issuer’s initial public offering (the “IPO”) of 14,375,000 shares of Common Stock (including 1,875,000 shares to be sold pursuant to the exercise of the underwriters’ over-allotment option) on November 6, 2013, the Issuer distributed an aggregate amount of $205.8 million (the “Distribution”) to the holders of the Preferred Stock, including the Reporting Persons, paid from the net proceeds from the IPO as follows: (1) first, on a pro rata basis to all holders of the Senior Preferred Stock, reducing the liquidation preference on each such share of Senior Preferred Stock until such liquidation preference was reduced to $1,000.00 per share and (2) second, on a pro rata basis to all holders of Junior Preferred Stock. The primary purpose of the Distribution was to reduce the liquidation preference of the Preferred Stock in advance of the Exchange.

In the Exchange (the “Exchange”), each holder of Preferred Stock, including the Reporting Persons, exchanged each outstanding share of such holder’s Preferred Stock for a number of shares of Common Stock determined by dividing (a) the liquidation preference amount of such Preferred Stock on the date of the Distribution (and after giving effect to the payment of the Distribution) by (b) the initial public offering price of the IPO of $18.00 per share. The primary purpose of the Exchange was to retire the Preferred Stock such that the Issuer would have only one class of capital stock outstanding—the Common Stock—following its IPO.

On October 31, 2013, the Issuer filed a Rule 424(b)(3) prospectus with the Securities and Exchange Commission (the “Prospectus”) in connection with its IPO.

As of the date of this statement, GEI V held 20,952,262 shares of Common Stock, GEI Side V held 6,285,164 shares of Common Stock, Co-Invest held 269,118 shares of Common Stock, Jonathan D. Sokoloff and Timothy J. Flynn each held options convertible into 13,603 shares of Common Stock immediately upon the closing of the IPO, J. Kristofer Galashan held

CUSIP No. 210751103	Schedule 13D	Page 15 of 23 Pages

options convertible into 13,602 shares of Common Stock immediately upon the closing of the IPO, and the Separately Filing Group Members collectively held 4,200,390 shares of Common Stock, representing an aggregate of 31,747,742 shares of Common Stock, as a result of the Distribution, Exchange, and stock split of approximately 5.9:1 described in the Prospectus, this Item 3 and Item 6 hereof.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired their shares of Preferred Stock, and presently hold their Common Stock, for investment purposes. GEI V, GEI Side V, Co-Invest, and certain of the Reporting Persons, including Jonathan D. Sokoloff, Timothy J. Flynn, and J. Kristofer Galashan, intend to participate in the management of the Issuer through their representation on the Issuer’s board of directors. For further information, see Items 2 and 6 hereof.

The Investors have, pursuant to a voting agreement (the “Voting Agreement”) entered into concurrently with the closing of the IPO, agreed to vote all shares of the Common Stock owned or held of record by such Investors at each annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected, in favor of, or to take all actions by written consent in lieu of any such meeting as are necessary, to cause the election as directors of the Separately Filing Group Members, to the extent such persons are nominated by the Issuer’s nominating and corporate governance committee. The Separately Filing Group Members are also parties to the Voting Agreement and have agreed to vote their shares of Common Stock in favor of the election of the directors of the Issuer affiliated with the Investors, to the extent such persons are nominated by the Issuer’s nominating and corporate governance committee. For further information, see the Voting Agreement filed herewith as Exhibit 7.1.

Pursuant to a stockholders agreement entered into by the Issuer, the Investors, and the Separately Filing Group Members on August 16, 2007 the Investors held certain registration rights relating to the Issuer. Concurrently with the closing of the IPO, this stockholders agreement was amended and restated (the “Amended Stockholders Agreement”) such that the registration rights provisions, which include the obligation of the Investors to agree to enter into “holdback” arrangements of the kind discussed in the following paragraph, remain in effect. For further information, see Item 6 hereof, and the Amended Stockholders Agreement filed herewith as Exhibit 7.2.

Each Investor has agreed, pursuant to a lock-up agreement with the underwriters to the IPO (the “Lock-up Agreement”), not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or enter into a swap or other arrangement that transfers any of the economic consequences associated with ownership of the Common Stock, and not to make any demand for, or exercise any right with respect to, the registration of shares of Common Stock. For further information, see Item 6 hereof, and the Lock-up Agreement filed herewith as Exhibit 7.3.

Except as disclosed in this Item 4, none of the Investors, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 210751103	Schedule 13D	Page 16 of 23 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	31,747,742	31,747,742	66.2%

GEI Side V	0	31,747,742	31,747,742	66.2%

Co-Invest	0	31,747,742	31,747,742	66.2%

Jonathan D. Sokoloff	0	31,747,742	31,747,742	66.2%

Timothy J. Flynn	0	31,747,742	31,747,742	66.2%

J. Kristofer Galashan	0	31,747,742	31,747,742	66.2%

Other Reporting Persons	0	31,747,742	31,747,742	66.2%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The closing of the IPO took place on November 6, 2013, and at such closing, the Issuer paid a Distribution to holders of the Issuer’s Preferred Stock, including the Reporting Persons (as described more fully in Item 3). In connection with the closing of the IPO, the Issuer executed an Exchange (as described more fully in Item 3) whereby the Reporting Persons’ Preferred Stock was converted into shares of Common Stock and a stock split of approximately 5.9:1 was effectuated.

Each Investor has agreed, pursuant to the Voting Agreement, (i) to vote all shares of the Common Stock that the Investors are entitled to vote, whether now owned or later acquired, in favor of, or to take all actions by written consent in lieu of any such meeting as are necessary, to cause the election as directors of persons nominated by the Issuer’s nominating and corporate

CUSIP No. 210751103	Schedule 13D	Page 17 of 23 Pages

governance committee of the board of directors, and (ii) not to grant any proxy or agree to be bound by any voting trust agreement that conflicts with the Voting Agreement. Such restrictions remain in effect for so long as the Investors, their affiliates, and the directors of the Issuer affiliated with the Investors collectively hold at least 40% of the outstanding Common Stock. The Investors are not otherwise restricted by the Voting Agreement in regard to the manner in which they may vote their shares of Common Stock. For further information, see the Voting Agreement filed herewith as Exhibit 7.1.

Pursuant to the Amended Stockholders Agreement, the Investors hold “demand” registration rights exercisable commencing six months after the closing of the IPO, whereby the Investors may require the Issuer to use its best efforts to register their shares of Common Stock for resale under the Act. Pursuant to the Amended Stockholders Agreement, the Investors hold piggy-back registration rights that give the Investors the right to include their shares of Common Stock in a registration statement of the Issuer in any subsequent public offerings. Additionally, the Issuer is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any such registration of shares. In connection with any registration of the Issuer’s securities and upon the request of the Issuer and the underwriters managing any underwritten offering of the Issuer’s securities, the Investors agreed in the Amended Stockholders Agreement not to effect any public sale or distribution of Common Stock, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of the Issuer or such underwriters. For further information, see the Amended Stockholders Agreement filed herewith as Exhibit 7.2.

Each Investor has agreed, pursuant to the Lock-up Agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition. The Lock-up Agreement also prohibits each Investor from entering into swap or other arrangements that transfer any of the economic consequences associated with ownership of the Common Stock, and from making any demand for, or exercising any right with respect to, the registration of shares of Common Stock. The Lock-up Agreement requires the prior written consent of certain underwriters to take any of the above described actions. For further information, see the Lock-up Agreement filed herewith as Exhibit 7.3.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement, the Amended Stockholders Agreement, and the Lock-up Agreement filed herewith as Exhibits 7.1, 7.2, and 7.3, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 210751103	Schedule 13D	Page 18 of 23 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Voting Agreement (incorporated by reference to Exhibit 4.4 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.2	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.3 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.3	Lock-up Agreement, dated as of October 21, 2013.

7.4	Joint Filing Agreement, dated as of November 15, 2013.

7.5	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by the Investors, Capital, Holdings, LGP, and LGPM, collectively, on November 1, 2013).

7.6	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Timothy J. Flynn on November 1, 2013).

7.7	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Jonathan D. Sokoloff on November 4, 2013).

7.8	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by J. Kristofer Galashan on November 4, 2013).

CUSIP No. 210751103	Schedule 13D	Page 19 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of November 14, 2013

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

TCS Co-invest, LLC
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

GEI Capital V, LLC

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green V Holdings, LLC

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

CUSIP No. 210751103	Schedule 13D	Page 20 of 23 Pages

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

LGP Management, Inc.

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President,
and Managing Partner

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Timothy J. Flynn

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
J. Kristofer Galashan

CUSIP No. 210751103	Schedule 13D	Page 21 of 23 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Voting Agreement (incorporated by reference to Exhibit 4.4 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.2	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.3 to The Container Store Group, Inc.’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on October 21, 2013).

7.3	Lock-up Agreement, dated as of October 21, 2013.

7.4	Joint Filing Agreement, dated as of November 15, 2013.

7.5	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by the Investors, Capital, Holdings, LGP, and LGPM, collectively, on November 1, 2013).

7.6	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Timothy J. Flynn on November 1, 2013).

7.7	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by Jonathan D. Sokoloff on November 4, 2013).

7.8	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed with the Securities and Exchange Commission by J. Kristofer Galashan on November 4, 2013).

CUSIP No. 210751103	Schedule 13D	Page 22 of 23 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
W. Christian McCollum	Senior Vice President
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Lily W. Chang	Vice President – Portfolio Services
Lance J.T. Schumacher	Vice President - Tax
Reginald E. Holden	Vice President - Procurement
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Oliver U. Nordlinger	Vice President
Adam T. Levyn	Vice President
John J. Yoon	Vice President

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SCHEDULE 2

Separately Filing Group Members

Mr. William A. “Kip” Tindell III

Ms. Sharon Tindell

Ms. Melissa Reiff